Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

What are you announcing today?

•	We are pleased to announce that we have reached an agreement on the terms of a recommended acquisition of SABMiller.

•	The combination of our companies would create a truly global brewer that would take its place as one of the world’s leading consumer products companies, drawing on a similar heritage, and a shared passion for brewing and commitment to quality.

•	We are very excited about this proposed combination – for many reasons.

•	For example, we would enhance our offer to consumers: we would be able to provide more choice and more opportunities for consumers to taste and enjoy the world’s best beers.

•	We also believe this transaction would accelerate our growth ambitions. We would have operations in virtually every major beer market, in new and existing markets around the world.

•	In particular, the combination would strengthen our position in key emerging regions with strong growth prospects such as Asia, Central and South America, and Africa. These regions have very attractive markets and will be critically important to the future success of the combined company.

•	And of course, by bringing together our resources and expertise, we would be able to make an even greater and more positive impact on the communities in which we live and work, by providing opportunities all along the supply chain and aspiring to the highest standards of corporate social responsibility.

You’ve now also confirmed a synergy target – can you provide a bit more detail about how you plan to achieve this and where these synergies will come from?

•	We believe that the Combined Group will generate attractive synergies and create additional shareholder value.

•	For example:

•	We believe significant synergies would arise as a result from aligning our brewery, bottling and shipping productivity. This includes reduced water and energy usage, and extract losses.

•	Other areas where we expect to generate synergies include procurement and engineering savings and best practice sharing.

•	It is important to remember that our geographic footprints and brand portfolios are largely complementary – in many countries there is very limited to no overlap. But where there is overlap in corporate or regional headquarters, we’d seek to realign overlapping administrative costs.

•	Finally, on the revenue and cash flow side, we see great opportunities to achieve additional synergies. While these are harder to quantify, we see significant potential for value creation by using our combined global distribution network to expand brand portfolio sales and by leveraging the innovation successes of both companies.

In a way, getting to this point was the easy part: you still have a long road ahead of you until completion. Tell me more about your approach and next steps in the process?

•	Of course, several steps remain to be taken before we can cross the finish line.

•	It is our hope and expectation that the transaction would close in the second half of 2016.

•	Over the coming period we will have a couple of priorities. Key among these will be to work closely and proactively with regulators.

•	Here, I think it’s important to point out two things. First, beer markets are primarily local or, at most, national. There is no such thing as a global market for beer.

•	And second, the geographic footprints of AB InBev and SABMiller are largely complementary.

•	Ultimately, we believe that the transaction will lead to greater choice for consumers. But, as we have said from the beginning: AB InBev will work with SABMiller and the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution.

•	To demonstrate our approach to this, we have announced the divestiture of SABMiller’s interest in the Miller Joint Venture and the Miller brand globally upon close of our combination. This is indicative of the extensive preparation we have done in the lead up to this transaction, and our commitment to being prompt, proactive and decisive in addressing regulatory concerns.

•	Similarly, in markets such as China, South Africa and other jurisdictions, we also intend to work closely with SABMiller to address any regulatory requirements.

How will you approach bringing together two different companies and cultures?

•	Our companies and cultures are more similar than they are different. We are both grounded in the belief that great companies are made up of great operators and great people.

•	We believe that common sense and simplicity are better guidelines than unnecessary sophistication and complexity.

•	And we believe in building teams of high performers.

•	If you look at great athletes or accomplished students, three key traits are always present:

¡	They have big dreams.

¡	They surround themselves with great people and great teams.

¡	And they take ownership in everything they do, going above and beyond what is expected.

•	There is a lot of talent across both our organizations and I believe we will be able to achieve incredible results by bringing together this talent and setting a clear path forward for our new company, one that all of our colleagues can rally behind.

•	Of course, we know there will be challenges, but we truly believe that we can achieve more together than we can apart.

Can you tell me a bit more about your views for the combined company, in particular from an employee perspective?

•	As part of the combined company, our colleagues will benefit from working in a truly global company with enhanced growth opportunities. And with this, comes the opportunity to have an even more interesting career and learning experiences.

•	You have often heard me say that our most sustainable competitive advantage is our people. I truly believe that our people are at the core of this: talented and motivated people, united by a culture of ownership.

•	Let me tell you a bit more about what we mean by this:

•	The way we look at our business and our ability to deliver on our strategy and targets is through our Dream-People-Culture platform. This is the driving force behind our culture and everything we stand for as a company.

•	It is our ambition to build the Best Beer Company Bringing People Together For a Better World.

•	We look forward to working with our current and new colleagues on making that dream a reality.

You mentioned before that you envisage Africa and South Africa to play a critical role – can you tell us more about this?

•	Yes. We are very excited about the prospects of making a significant investment and committing to the African continent.

•

Africa, as a continent, has very attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. And, of course, the prospects for the beer sector in Africa are compelling: beer is becoming increasingly popular and the beverage of choice for many consumers across the continent.

•	But for us, the significance of entering into the African market goes beyond these statistics.

•	We have the greatest respect for SAB and for its heritage, strong history and longstanding commitment in the region, dating back to the 19th century.

•

SABMiller’s commitment to the region has been a key driver of its success over the years. We intend that the combined company would leverage AB InBev’s emerging markets expertise and SABMiller’s local understanding to continue its deep involvement across Africa.

•

We admire SAB’s commitment to a number of really important issues such as local economic development, supporting entrepreneurship, regional farming, limiting the environmental impact of our industry, and of course promoting responsible consumption.

•	Africa would continue to play a vital role in the future of the Combined Company.

•	In addition, we would also seek to build on SABMiller’s strong heritage in South Africa. For example we intend:

¡	To have a local board in South Africa that would be critical to the future success of the combined company.

¡	We also intend for Johannesburg to continue to be the regional headquarters for the Combined Group on the African continent.

¡

And we intend to establish a secondary listing of AB InBev’s ordinary shares on the JSE as soon as reasonably practicable and, upon Completion of the transaction, to list the New Ordinary Shares of the combined company on the JSE.

•	And finally: we recognize that SABMiller has long supported the progress of South African society and is deeply engaged with local stakeholders.

•	In particular, we admire the Broad-Based Black Economic Empowerment scheme that SAB has put in place and are working to develop an appropriate proposal for the scheme members.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

This video relates to the proposed acquisition (the ‘Transaction’) by Anheuser-Busch InBev SA/NV (‘AB InBev’) of the entire issued and to be issued share capital of SABMiller plc (‘SABMiller’). Terms defined in the announcement of the Transaction dated 11 November 2015 shall have the same meaning when used in this notice.

Forward Looking Statements

This video, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this video include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this video will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Each forward-looking statement speaks only as of the date of this video. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required.

All forward-looking statements contained in this video are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this video and should also be considered by the reader.

FUTURE SEC FILINGS AND THIS FILING: IMPORTANT INFORMATION

In the event that AB InBev and SABMiller implement the Transaction, AB InBev or Newco may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act of 1933, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This video shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended.

Further information, including all documents related to the proposed Transaction, can be found at: www.globalbrewer.com.